ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

14 August 2007

07026254

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 June 2007, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 615,248 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 8,800 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 6,668 options exercisable at $30.51 each and expiring on 6 September 2007 (MBL0129);
- 2,668 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 74,700 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 1,000 options exercisable at $22.22 each and expiring on 6 March 2008 (MBL0162);
- 1,668 options exercisable at $25.23 each and expiring on 7 March 2008 (MBL0163);
- 1,668 options exercisable at $24.71 each and expiring on 8 May 2008 (MBL0179);
- 4,168 options exercisable at $24.93 each and expiring on 17 July 2008 (MBL0189);

PROCESSED
AUG 2 9 2007
THOMSON
FINANCIAL

- 690,359 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 93,978 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 9,445 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 4,168 options exercisable at $28.64 each and expiring on 13 October 2008 (MBL0215);
- 4,168 options exercisable at $24.28 each and expiring on 20 October 2008 (MBL0217);
- 1,000 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 1,000 options exercisable at $28.74 each and expiring on 16 December 2008 (MBL0242);
- 1,666 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0253);
- 666 options exercisable at $33.76 each and expiring on 8 March 2009 (MBL0256);
- 1,666 options exercisable at $35.54 each and expiring on 22 April 2009 (MBL0261);
- 4,300 options exercisable at $34.66 each and expiring on 10 May 2009 (MBL0262);
- 3,332 options exercisable at $34.27 each and expiring on 22 June 2009 (MBL0265);
- 4,166 options exercisable at $33.58 each and expiring on 8 July 2009 (MBL0266);
- 201,749 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 253,169 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 154,881 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 3,332 options exercisable at $30.67 each and expiring on 23 August 2009 (MBL0270);
- 30,094 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 12,031 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 2,649 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 1,400 options exercisable at $39.64 each and expiring on 22 October

2009 (MBL0274);

- 3,565 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);
- 9,566 options exercisable at $32.75 each and expiring on 8 November 2009 (MBL0276);
- 8,333 options exercisable at $33.11 each and expiring on 8 November 2009 (MBL0277);
- 3,000 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278);
- 2,499 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279);
- 4,166 options exercisable at $45.15 each and expiring on 22 December 2009 (MBL0283);
- 3,332 options exercisable at $49.31 each and expiring on 8 February 2010 (MBL0288);
- 1,666 options exercisable at $49.47 each and expiring on 8 February 2010 (MBL0289);
- 16,120 options exercisable at $45.14 each and expiring on 22 April 2010 (MBL0295);
- 4,166 options exercisable at $45.89 each and expiring on 9 May 2010 (MBL0297);
- 5,711 options exercisable at $49.18 each and expiring on 23 May 2010 (MBL0298);
- 4,166 options exercisable at $54.24 each and expiring on 8 June 2010 (MBL0300);
- 7,108 options exercisable at $60.41 each and expiring on 8 July 2010 (MBL0303);
- 499,659 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 733 options exercisable at $63.34 each and expiring on 8 September 2010 (MBL0310);
- 1,666 options exercisable at $44.94 each and expiring on 8 December 2009 (MBL0315);and
- 458 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

Also, on 4 July 2007, 2,146,392 fully paid ordinary shares were issued at a price of $86.44 each via the dividend reinvestment plan.

Thus, as at 31 July 2007 the number of issued fully paid ordinary $1.00 shares was 269,212,472.

During the period 1 July to 31 July 2007 (inclusive), the following new options have been issued:

- 106,000 options exercisable at $87.18 each and expiring on 9 July 2012 (MBL0376); and
- 88,000 options exercisable at $90.83 each and expiring on 23 July 2012 (MBL0377).

During the period 1 July 2007 to 31 July 2007 (inclusive), the following options have lapsed unexercised:

- 1,296 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,568 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 4,361 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 9,036 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 2,300 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 1,668 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 734 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 1,000 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278);
- 3,334 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 8,334 options exercisable at $49.47 each and expiring on 8 February 2010 (MBL0289);
- 42,146 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 17,500 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309);
- 4,000 options exercisable at $68.01 each and expiring on 10 April 2011 (MBL0330);
- 4,000 options exercisable at $70.21 each and expiring on 8 May 2011 (MBL0333);
- 72,465 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 4,000 options exercisable at $61.03 each and expiring on 22 August 2011 (MBL0343);

- 4,000 options exercisable at $69.47 each and expiring on 9 October 2011 (MBL0349); and
- 4,000 options exercisable at $89.76 each and expiring on 8 May 2012 (MBL0371).

The number of options on issue at 31 July 2007 was 31,309,390 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 July 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0118	118,802	$30.51	01/08/2007
MBL0124	74,469	$30.51	30/08/2007
MBL0131	42,272	$30.51	11/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	25,901	$30.51	24/12/2007
MBL0144	12,500	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0171	4,168	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	2,370,409	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	290,453	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	4,004	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	1,668	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008

Listing of Macquarie Bank Limited Options

As at 31 July 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0222	12,834	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	2,750	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	4,168	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	4,168	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	4,168	$33.95	22/01/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	3,336	$33.45	09/02/2009
MBL0253	5,002	$33.45	09/02/2009
MBL0254	9,170	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	21,670	$33.76	08/03/2009
MBL0257	10,002	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	27,502	$36.71	08/04/2009
MBL0261	19,170	$35.54	22/04/2009
MBL0262	26,700	$34.66	10/05/2009
MBL0263	30,837	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	19,170	$34.27	22/06/2009
MBL0266	25,002	$33.58	08/07/2009
MBL0267	936,704	$33.11	22/07/2009
MBL0268	1,971,544	$32.75	09/08/2009
MBL0269	1,698,139	$32.26	23/08/2009
MBL0270	1,668	$30.67	23/08/2009
MBL0271	536,679	$34.60	08/09/2009

Listing of Macquarie Bank Limited Options

As at 31 July 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0272	133,374	$35.28	22/09/2009
MBL0273	152,108	$36.99	08/10/2009
MBL0274	66,668	$39.64	22/10/2009
MBL0275	59,305	$40.81	08/11/2009
MBL0276	76,302	$32.75	08/11/2009
MBL0277	11,667	$33.11	08/11/2009
MBL0278	36,519	$41.72	22/11/2009
MBL0279	94,904	$32.75	22/11/2009
MBL0280	41,800	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	35,834	$45.15	22/12/2009
MBL0284	8,334	$46.97	10/01/2010
MBL0285	18,334	$47.28	10/01/2010
MBL0286	5,000	$48.68	24/01/2010
MBL0287	1,333	$48.61	24/01/2010
MBL0288	56,668	$49.31	08/02/2010
MBL0289	17,500	$49.47	08/02/2010
MBL0291	63,818	$49.16	22/02/2010
MBL0292	24,168	$49.51	08/03/2010
MBL0293	26,668	$49.57	22/03/2010
MBL0294	50,002	$47.82	08/04/2010
MBL0295	56,380	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	30,834	$45.89	09/05/2010
MBL0298	20,002	$49.18	23/05/2010
MBL0300	58,334	$54.24	08/06/2010
MBL0301	33,334	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	75,892	$60.41	08/07/2010
MBL0304	32,500	$63.42	22/07/2010
MBL0305	8,076,786	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	65,000	$63.33	22/08/2010
MBL0309	75,000	$65.72	08/09/2010
MBL0310	9,327	$63.34	08/09/2010
MBL0312	3,334	$35.28	22/09/2009
MBL0313	30,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	3,334	$44.94	08/12/2009

Listing of Macquarie Bank Limited Options

As at 31 July 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0316	13,000	$63.34	10/10/2010
MBL0317	65,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	54,000	$66.92	08/11/2010
MBL0320	57,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	28,500	$67.85	09/01/2011
MBL0324	42,000	$70.47	23/01/2011
MBL0325	86,000	$63.09	08/02/2011
MBL0326	961	$32.26	23/08/2009
MBL0327	25,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	76,900	$68.01	10/04/2011
MBL0331	39,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	87,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	75,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	38,000	$62.75	22/07/2011
MBL0339	9,968,800	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	18,670	$61.79	22/08/2011
MBL0343	92,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	190,000	$64.43	08/09/2011
MBL0346	2,000	$61.79	22/09/2011
MBL0347	39,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	112,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	38,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	20,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011

Listing of Macquarie Bank Limited Options

As at 31 July 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0357	57,200	$75.57	22/12/2011
MBL0358	68,000	$78.24	08/01/2012
MBL0359	76,000	$79.33	22/01/2012
MBL0360	51,000	$82.57	08/02/2012
MBL0361	12,000	$83.55	22/02/2012
MBL0362	35,000	$80.01	08/03/2012
MBL0363	98,000	$80.04	22/03/2012
MBL0364	4,000	$60.99	22/03/2012
MBL0365	12,500	$47.82	23/05/2010
MBL0366	75,000	$85.30	10/04/2012
MBL0367	280,179	$87.73	23/04/2012
MBL0368	5,000	$60.41	08/07/2010
MBL0369	5,000	$63.42	22/07/2010
MBL0370	4,000	$70.60	22/11/2010
MBL0371	117,000	$89.76	08/05/2012
MBL0372	120,000	$94.48	22/05/2012
MBL0373	4,000	$80.04	08/06/2012
MBL0374	68,600	$87.77	08/06/2012
MBL0375	42,000	$91.30	22/06/2012
MBL0376	106,000	$87.18	09/07/2012
MBL0377	88,000	$90.83	23/07/2012
	31,309,390		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,538
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,590 @ $28.74 3,333 @ $32.75 1,000 @ $33.11 333 @ $34.60 2,666 @ $36.99 750 @ $40.81 5,866 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27,538 on 14/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,929,222 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,582,306 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	104,973
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $20.57 30,202 @ $28.74 32,500 @ $33.11 40,603 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	104,973 on 15/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	270,034,195	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,429,931	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited.

File Number: 82-34740

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

RECEIVED
2007 AUG 27 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX/Media Release

MACQUARIE

PBL/MACQUARIE BANK CONSORTIUM TO ACQUIRE 66.2% OF IMMOBILIEN SCOUT GMBH

16 August, 2007 – A Consortium consisting of Publishing and Broadcasting Limited ("PBL") and Macquarie Bank Limited ("Macquarie") today announced that it has entered into a Conditional Sale and Purchase Agreement with Aareal Bank to acquire 66.2% of Immobilien Scout GmbH ("Immobilien Scout" or "Company"). The Consortium will acquire 66.2% of Immobilien Scout for €357 million which values the Company at €540m. PBL and Macquarie have each agreed to participate on an equal basis. Upon completion, PBL and Macquarie shall each hold an equal interest in the equity of the Consortium, with it being intended that key senior management of Immobilien Scout will be invited to participate as shareholders in the Consortium.

Completion of the transaction is subject to a pre-emptive right held by Deutsche Telekom through its subsidiary Scout 24 AG, over the 66.2% equity interest being offered. Scout 24 AG is the largest minority shareholder with a 33.1% shareholding in the Company.

Additionally, completion of this transaction is subject to approval of the transfer of shares by the supervisory board of Immobilien Scout, clearance from the Federal Cartel Office of Germany, and other customary closing conditions and transaction risks. It is expected that the transaction will be completed by 31 December 2007.

Based in Berlin, Immobilien Scout is the leading provider of online classifieds, advertising and business services to the German real estate industry. Immobilien Scout's website contains classified and display advertising from a range of providers including residential agents, property developers and other non-commercial advertisers. For more information please visit the Company's website (www.immobilienscout24.de).

Macquarie Bank notes that the impact on its Tier 1 capital ratio is anticipated to be a decrease of approximately 0.7%.

For further information, please contact:

Paula Hannaford, Media Relations Macquarie Bank Limited	Tel: +612 8232 4102
Richard Nelson, Investor Relations Macquarie Bank Limited	Tel: +612 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

RECEIVED

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	84,147
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $24.48 33,354 @ $28.74 14,198 @ $32.26 22,231 @ $32.75 2,333 @ $33.11 7,031 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	84,147 on 16/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	270,118,342 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,847,733 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Macquarie Bank Limited.
File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,837
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,391 @ $28.74 2,333 @ $32.26 1,447 @ $32.75 6,666 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,837 on 17/08/07

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
270,139,179	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
40,811,894*	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

* 10,455,449 options were granted on 15 August 2007 at an exercise price of $71.41 each, pursuant to annual promotion and performance reviews, as foreshadowed in the Appendix 4E lodged with ASX on 15 May 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Macquarie Bank Limited.
File Number: 82-34740

2007 AUG 27 A 11:-9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK LIMITED TO SEEK SHAREHOLDER APPROVAL FOR ESTABLISHMENT OF A NON-OPERATING HOLDING COMPANY

Sydney, 20 August 2007 - The Chairman of Macquarie Bank Limited, Mr David Clarke, today announced further details of the Bank's proposed establishment of a non-operating holding company (NOHC). He also announced that the Bank intends to convene an Extraordinary General Meeting of shareholders on 25 October 2007 to consider the proposal.

"As we stated at our full year results briefing and at the Annual General Meeting, the Bank's diverse international businesses are now growing faster than our Australian banking business and a significant portion of Macquarie's businesses, whilst financial services in nature, are not strictly banking. We have effectively outgrown the conventional banking regulatory model.

"The NOHC structure would provide Macquarie with the flexibility to continue to pursue growth in the regions and markets in which we operate," Mr Clarke said.

Mr Clarke also announced that Macquarie had received in-principle approval from the Australian Prudential Regulation Authority (APRA) to establish a NOHC and that Macquarie had obtained commitments for a term bank facility of $A8 billion from a syndicate of major international and Australian banks.

"In addition to the in-principle APRA approval, legislation was recently passed by the Australian Parliament to facilitate the creation of bank NOHCs and Macquarie has so far received most of the private tax rulings which were also necessary. Some aspects of the proposal remain subject to the approval of the Federal Treasurer, the Australian Securities Exchange (ASX) and other authorities and the relevant applications have been lodged in this regard," Mr Clarke said.

The establishment of the NOHC is proposed to be effected by a scheme of arrangement to be approved by the Bank's shareholders. Under the scheme of arrangement, shareholders would exchange their shares in Macquarie Bank Limited for shares in the new NOHC which will be listed on the ASX and named Macquarie Group Limited.

Macquarie expects to send shareholders a detailed explanatory memorandum outlining the NOHC proposal in late September.

Mr Clarke said the $A8 billion term funding facility would have maturities ranging from one to five years. The funds would be applied by Macquarie Group Limited toward the acquisition of investment banking businesses and some other non-banking activities from Macquarie Bank Limited.

The facility is expected to be drawn down later this year once the NOHC structure is in place.

Mr Clarke said that under the proposal, Macquarie Group Limited would be regulated by APRA as a NOHC and Macquarie's strong emphasis on risk management would continue to apply throughout the Group.

Macquarie Bank Limited would become a wholly-owned subsidiary of Macquarie Group Limited and remain a licensed Australian bank.

Mr Clarke said Macquarie Group Limited's Board and Executive Committee would comprise the same members as those currently serving on the Board and Executive Committee of Macquarie Bank Limited.

Under the proposal, Allan Moss who is currently Managing Director and Chief Executive Officer of Macquarie Bank Limited would become Managing Director and CEO of Macquarie Group Limited and Richard Sheppard who is currently Deputy Managing Director of Macquarie Bank Limited would be appointed Managing Director and CEO of Macquarie Bank Limited, following the establishment of the NOHC. David Clarke would remain Chairman of Macquarie Bank Limited and would become Chairman of Macquarie Group Limited.

Mr Moss commented: "The creation of the NOHC will facilitate Macquarie's continued international expansion in our investment banking, stockbroking, specialist funds management, trading, and other activities."

For further enquiries, please contact:

Richard Nelson, Investor Relations Macquarie Bank	Tel: +612 8232 5008
Paula Hannaford, Public Relations Macquarie Bank	Tel: +612 8232 4102

RECEIVED
2007 ... 27 A ...
OFFICE OF ...
CORPORAT...

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,269
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,735 @ $28.74 10,468 @ $30.51 4,900 @ $32.75 3,166 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	34,269 on 20/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	270,173,448 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,779,564 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?	

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2007 AUG 27 A 11:-9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	27 April 2007 re Macquarie Bank Limited (MBL) shares and options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Febonno Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Koda Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Blueflag Holdings Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Bond Street Custodians Limited is the custodian for Allan Moss and Blueflag Holdings Pty Limited in respect of employee options.
Date of change	15 August 2007

No. of securities held prior to change	Direct: • 81,379 MBL shares. Indirect: • 315,935 MBL shares held by Febonno Pty Limited; • 6,922 MBL shares held by Koda Pty Limited; and • MBL unlisted options held by Bond Street Custodians Limited as custodian for Blueflag Holdings Pty Limited: - 165,600 options exercisable at $32.26 each and expiring on 23 August 2009; - 180,000 options exercisable at $63.34 each and expiring on 1 August 2010; and - 165,400 options exercisable at $61.79 each and expiring on 1 August 2011.
Class	Unlisted options over fully paid MBL shares.
Number acquired	159,400 options exercisable at $71.41 each and expiring on 15 August 2012.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options were issued for no consideration following approval at MBL's 2006 Annual General Meeting.
No. of securities held after change	Direct: • 81,379 MBL shares. Indirect: • 315,935 MBL shares held by Febonno Pty Limited; • 6,922 MBL shares held by Koda Pty Limited; and • MBL unlisted options held by Bond Street Custodians Limited as custodian for Blueflag Holdings Pty Limited: - 165,600 options exercisable at $32.26 each and expiring on 23 August 2009; - 180,000 options exercisable at $63.34 each and expiring on 1 August 2010; - 165,400 options exercisable at $61.79 each and expiring on 1 August 2011; and - 159,400 options exercisable at $71.41 each and expiring on 15 August 2012.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of employee options

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 20 August 2007

+ See chapter 19 for defined terms.

RECEIVED
2007 AUG 27 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File Number: 82-34740

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence G Cox
Date of last notice	8 August 2006 re Macquarie Bank fully paid ordinary ("MBL") shares and options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MF Custodians Limited, as nominee for LGC Superannuation Pty Limited, as trustee for the LGC Superannuation fund of which Laurence Cox is a beneficiary. MF Custodians Limited, as nominee for Laurence Cox. Bond Street Custodians Limited is the custodian for Laurence Cox in respect of Macquarie Bank Limited (MBL) Options.
Date of change	15 August 2007

No. of securities held prior to change	Direct - 89,598 MBL shares Indirect - MBL Shares: - 146,692 MBL shares held by MF Custodians Limited as nominee for LGC Superannuation Pty Ltd; - 33,522 MBL shares held by MF Custodians Limited as nominee for Laurence Cox; - MBL unlisted options held by Bond Street Custodians as custodian for Laurence Cox: - 8,400 options exercisable at $32.75 each and expiring on 9 August 2009; - 5,620 options exercisable at $63.34 each and expiring on 1 August 2010; and - 9,245 options exercisable at $61.79 each and expiring on 1 August 2011.
Class	Options over MBL fully paid ordinary shares.
Number acquired	9,000 MBL options exercisable at $71.41 each and expiring on 15 August 2012.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options were issued for no consideration following approval at MBL's 2006 Annual General Meeting.
No. of securities held after change	Direct - 89,598 MBL shares Indirect - MBL Shares: - 146,692 MBL shares held by MF Custodians Limited as nominee for LGC Superannuation Pty Ltd; - 33,522 MBL shares held by MF Custodians Limited as nominee for Laurence Cox; - MBL unlisted options held by Bond Street Custodians as custodian for Laurence Cox: - 8,400 options exercisable at $32.75 each and expiring on 9 August 2009; - 5,620 options exercisable at $63.34 each and expiring on 1 August 2010; - 9,245 options exercisable at $61.79 each and expiring on 1 August 2011; and - 9,000 options exercisable at $71.41 each and expiring on 15 August 2012.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of employee options.

G:\CAG\COS\DLeong\BRD\ASX notices\COX\lgc21082007.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 21 August 2007

G:\CAG\COS\DLeong\BRD\ASX notices\COX\lgc21082007.doc

+ See chapter 19 for defined terms.

RECEIVED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,668 @ $28.74 1,000 @ $30.51 1,666 @ $32.26 2,500 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,834 on 21/08/07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	270,187,282 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,765,730 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

RECEIVED
2007 AUG 27 A 11:-9
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	10 August 2007 but 26 February 2007 re Macquarie Airports ("MAP") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 August 2007
No. of securities held prior to change	26,524 MAP stapled securities
Class	Ordinary MAP stapled securities
Number acquired	810 MAP stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.2546 per MAP stapled security
No. of securities held after change	27,334 MAP stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired pursuant to Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

22 August 2007

RECEIVED
2007 JUN 27 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,433
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,334 @ $28.74 26,366 @ $32.75 733 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	38,433 on 22/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	270,225,715 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,689,664 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

END